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May 23, 2006	direct dial 404 815 6444 direct fax 404 541 3402 DStockton@KilpatrickStockton.com

VIA FACSIMILE

Securities and Exchange Commission
Washington, D.C. 20549
Attention: Linda Cvrkel, Branch Chief

Re:	Miller Industries, Inc. Form 10-K for the Year Ended December 31, 2005 Filed March 14, 2006 File No. 001-14124

Ladies and Gentlemen:

This is in response to the Staff’s letter of May 9, 2006, which contained one comment in response to the Company’s letter dated May 3, 2006 that was submitted in response to your original comment letter dated April 19, 2006. The following provides additional information with respect to that remaining comment. This letter is being filed via EDGAR and concurrently faxed to the Staff. Unless the context requires otherwise, references to “we”, “our”, “us”, “Miller Industries” or “the Company” in the responses below refer to Miller Industries, Inc. In addition, the use of third person pronouns reflect statements of the Company as if it were the signatory of this letter (rather than this firm on its behalf).

Annual Report on Form 10-K for the Year Ended December 31, 2005
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4

1. We refer to your response to our prior comment 2. Rule 4-08(k) of Regulation S-X requires that related party transactions be identified on the face of financial statements rather than in the footnotes regardless of materiality. Furthermore, we note that the 2005 revenue received from DataPath was almost 7% of total revenues. Please revise future filings to include separate line items for all balance sheet, income statement, and cash flow items related to DataPath.

Securities and Exchange Commission
May 23, 2006

Response

In connection with the preparation of its 2004 and 2005 annual financial statements, the Company considered whether to separately present the DataPath transaction on the face of its financial statements. The Company analyzed the question under Rule 4-08(k) of Regulation S-X and its related interpretations, and ultimately concluded that it was more appropriate for these transactions to be described in a footnote rather than to be separately presented on the face of the financial statements. We believe the following points support this conclusion.

1.	Disclosure of DataPath Profitability Information Could Harm the Company’s Competitive Position

The Company is concerned that disclosure of expense information regarding its DataPath contract would provide its competitors with critical information regarding the Company’s profitability on this project that could be used to undercut the Company’s position as a supplier to DataPath and other similar customers. In addition, the Company is concerned that its other customers could use this information regarding the profitability of a single project in their negotiations with the Company over the pricing of their purchases. The profitability of the DataPath contract would, in effect, become a cap because no other customer would be willing to provide a higher profit margin to the Company.

Disclosure of income statement data for the DataPath project would be providing the Company’s pricing/profitability information to its competitors, which we believe historically has been accepted by the Staff as a ground for confidential treatment of information contained in SEC filings. These competitive concerns would exist with respect to the disclosure of the profitability of any particular projects by the Company, not just one involving a related party transaction.

2.	The DataPath Transaction is Not Material Enough to Require Separate Financial Statement Presentation

As an initial matter, we acknowledge that there is no express materiality qualifier in Rule 4-08(k). But we think that you would agree there has to be some materiality standard imposed, as there is for any judgment being made regarding financial statement presentations. We believe the issue therefore is determining the appropriate level of materiality.

The Company began providing mobile communications trailers to DataPath in the fourth quarter of 2004 as part of Datapath’s contract to provide this equipment to the U.S. military for use in Iraq. This project continued throughout 2005 and the Company is currently in the latter stages of its current order. Revenues to the Company from DataPath during these periods are reflected below:

Securities and Exchange Commission
May 23, 2006

		Percentage of Company’s
Year	Revenues ($$$)	Total Revenues

2004(Q4 only)	$861,000.04%
2005	$23.7 million	7.0%
2006	$7 million (est.)	2.0% (est.)

Actual sales in the first quarter of 2006 to DataPath were approximately $4 million. The estimated revenues from DataPath for all of 2006 are based on those actual revenues together with estimated revenues from one additional order that will be completed later in 2006. It is the Company’s understanding that upon completion of this current order, DataPath’s existing contract to supply mobile communications trailers to the U.S. military will be complete. It is always possible that DataPath will secure additional orders from the military and will use the Company as a subcontractor on such contracts. It is also possible that the Company would produce other equipment for DataPath in the future. However, at this time, the Company has no expectation that either of these scenarios of additional orders from DataPath will occur after DataPath fills its current military contract.

Additionally, profit margins achieved on the DataPath project are at levels consistent with margins on the Company’s other manufactured products. As a result, disclosure of margin and profitability information would not be particularly material to investors because it would not show any trend that is any different from the Company’s regular business.

In summary, the DataPath relationship involved one specific project that peaked at 7% of revenue and that has profitability consistent with the Company’s other manufactured products. The Company believes that this type of transaction is not material enough to merit full treatment on the face of its financial statements.

3.	The Nature of the Relation Between the Company and DataPath has Lessened and is Relatively Attenuated

William G. Miller, the Company’s Chairman and co-CEO, recently resigned his position as a director of DataPath. He had notified the Chairman of DataPath of his intent to do so before the receipt of your April 19, 2006 comment letter. With such resignation, the only continuing relation between the Company and DataPath is one cross directorship, i.e., a director of the Company (who owns approximately 1% of the Company’s common stock) is the chairman of the board of directors of DataPath, and this director and Mr. Miller own approximately 12% of DataPath in the aggregate.

While the definition of a “related party transaction” in Rule 4-08(k) is not clear, accounting literature suggests that it is a test of “significant influence”. Statement of Financial Accounting Standards No. 57 (as amended) on Related Party Disclosure defines a “related party” as, among other things, a party that can significantly influence the other party to an extent that it might be prevented from fully pursuing its own separate interests. We do not believe that the existence of one common director results in such significant influence of DataPath over the Company, particularly where all of the DataPath transactions were approved by the disinterested directors of the Company.

Securities and Exchange Commission
May 23, 2006

4.	Presenting Information on the Face of the Financial Statements Would Require Unduly Burdensome Effort

Your comment only requests that future filings of the Company be revised to reflect the DataPath amounts on the face of the financial statements, but we note that the other financial statements (2004 and 2005) presented with these future financial statements (2006) would need to be reclassified in the same manner in order to be presented in a comparable format.

Mobile communications trailers are produced by the Company for DataPath in the normal course of its business using the same manufacturing processes and facilities as are used to manufacture the Company’s other products. As a result, most of the DataPath project costs and expenses relate to multiple customers and/or projects. While all costs are susceptible to allocation, in the DataPath project this would be an extremely time-consuming and costly project for the Company to undertake. This is particularly true when all of such allocations would be subject to audit as part of the regular audit of the Company’s financial statements by its independent auditors, which process would also need to be done with respect to the two prior years presented, as noted above.

5.	Practices of Other Public Companies

Although we acknowledge that the practices of other public companies in applying the Staff’s rules and regulations do not control the Staff’s position in any particular issue of interpretation, we believe nevertheless that at times the practices of other public companies can be instructive and even persuasive. For this reason we conducted an informal survey of other public company practices with respect to the application of Rule 4-08(k). We reviewed the public filings of over 165 public companies and identified 14 that disclosed in their proxy statements related party transactions involving the manufacture and sale of products to affiliated entities, which is the type of relationship between the Company and DataPath. In only two of those cases did the issuer reflect this related party transaction on the face of any of its financial statements.

The results of our survey are reflected on the chart marked as Appendix A attached to this letter. The chart shows that the two issuers that did break out related party transactions separately on any portion of their financial statements had relationships with the related party that were much stronger than the relation between the Company and DataPath. Cox Communications is owned 100% by its related party Cox Enterprises (and was 62% owned by Enterprises prior to its 2004 going private transaction) and A.S.V. is 23% owned by its related party Caterpillar. In addition, both these cases involved a variety of ongoing transactions between the two companies. In the case of Cox, the dollar amount of the transactions was not particularly large as a percentage of the overall business, but the number and variety of the relations was extensive, totaling seven separate types of ongoing transactions. In A.S.V., the amount of the transactions were very material to A.S.V.’s overall business (39% of net sales and 23% of total receivables were attributable to the related party). Several of the issuers that did not break out the related party transactions on the face of their financial statements had transactions that involved substantial dollar amounts and percentages of total sales which are comparable to the relationships between the Company and DataPath.

Securities and Exchange Commission
May 23, 2006

We also reviewed the Accounting Trends & Techniques publication, published by the American Institute of Certified Public Accountants (AICPA), to determine presentation practices of the issuers included there. We found 14 companies that disclosed related party transactions in the footnotes to their financial statements for 2005 and/or 2004, which companies are reflected on Appendix B to this letter. Of these, 4 reflected some separate line item treatment of the related party transactions on one or more of their financial statements. One of these was Cox Communications, Inc., which is discussed above. In the case of two others (Hurco Company and ConocoPhillips), the separate line items related to trade accounts payable to and trade receivables from investees that were accounted for under the equity accounting method, which method results from a much greater degree of influence/control over the investee than is present in the situation between the Company and DataPath. The one other company, Polyone Corporation, used a footnote on the face of its balance sheet to refer to a related party footnote describing relations with a wholly owned subsidiary.

We believe that these surveys reflect the overwhelming practice of registrants with the Commission of not including related party transactions on the face of their financial statements, except where the significance of the common control and/or the magnitude of the business done between the two related parties is much greater than that between the Company and DataPath. Again, we understand that the practices of other companies do not control the Staff’s position with respect to this matter, but believe that this evidence reflects the general acceptance of the arguments against reflecting such information on the face of the financial statements that are put forth above.

Conclusion

For the foregoing reasons, the Company believes that the most appropriate and effective means of disclosing its relationship with DataPath is through inclusion of the revenue figures in the footnotes to its financial statements and in the Management’s Discussion and Analysis section, rather than on the face of the financial statements. If you conclude after reviewing the information in this letter that you continue to believe that the DataPath transaction should be reflected in separate line items for all balance sheet, income statement and cash flow items related to DataPath, then we would request a meeting with you prior to your delivering another comment letter to that effect.

Securities and Exchange Commission
May 23, 2006

We appreciate the Staff’s review of the Company’s filing, and we look forward to continuing to work with the Staff to resolve this remaining comment. If you have questions or comments regarding these matters, please call the undersigned at 404-815-6444.

Sincerely, /s/ David A. Stockton David A. Stockton

DAS/edo

Appendix A

Related Party Transaction Analysis
Ex. No.	Name of Company and SEC File No.	Product	Nature of Relationship	Amount of Related Party Transaction	% of Total Net Sales	On face of financials?
1	FuelCell Energy, Inc. 001-14204	Manufacture of high temperature fuel cells for clean electric power generation.	A Director of FuelCell is an executive officer of the related party.	Related party purchased $2.6 million of parts.	8.56% of net sales.	No
2	Featherlite, Inc. 000-24804	Manufacture and distribution of various types of specialty trailers and luxury motorcoaches.
Executive officers and majority shareholders of Featherlite control four related parties:
1)  Featherlite dealers and Featherlite Credit Corporation (FdFCC)
2)  Clement Property (CP)
3)  Universal Luxury Coaches, LLC (ULC)
4)  Clement Enterprises (CE).

1)  Sales to FdFCC of approximately $6.4 million.
2)  Purchases from FdFCC of approximately $1.1 million.
3)  Receivables from FdFCC of $142,000.
4)  Salaries reimbursement from FdFCC of $98,000.
5)  Equipment lease expense paid to CP of $111,000.
6)  ULC purchased $0 and $141,000 in 2005 and 2004, respectively.
7)  ULC receivables of $0 and $3,200 in 2005 and 2004, respectively.
8)  Motorcoach purchase from CE of $361,000.
9)  Service revenue from CE of $39,300.
10)  Receivable from CE of $24,500.

1)  Sales to FdFCC - 2.84% of net sales.
2)  Purchases from FdFCC - 0.58% of Cost of Sales.
3)  Receivables from FdFCC -1.98%.
4)  Salaries reimbursement from FdFCC - 0.39% of SG&A.
5)  Equipment lease expense to CP - 0.58% of Cost of Sales.
6)  ULC purchases - 0.00% and 0.07% of net sales in 2005 and 2004, respectively.
7)  ULC receivables - 0.00% and 0.07% of net AR in 2005 and 2004, respectively.
8)  Motorcoach purchase by CE - 0.19% of Cost of Sales.
9)  Service revenue from CE - 0.02% of net sales.
10)  Receivables from CE - 0.34% of AR.
No

Related Party Transaction Analysis
Ex. No.	Name of Company and SEC File No.	Product	Nature of Relationship	Amount of Related Party Transaction	% of Total Net Sales	On face of financials?
3	AGCO Corporation 001-12930	Agricultural equipment.	A Director of AGCO is the President and CEO of the related party.	Sales to related party in the amount of $153.8 million.	2.82% of net sales.	No
4	Arts Way Manufacturing Co., Inc. 000-05131	Agricultural equipment and steel truck bodies.	The Chairman of Arts Way Manufacturing is the owner of the related party.	• Sales to related party in the amount of $3,818. • Purchases from related party in the amount of $45,990.	• Sales to related party were 0.03% of net sales • Purchases from related party were 0.45% of cost of goods sold	No
5	A.S.V., Inc. 000-25620	Designs and manufactures track-driven, all-season vehicles.	The related party (Caterpillar) is entitled to designate two Directors to A.S.V.’s Board of Directors. The related party owns 23.1% of A.S.V.’s common stock.	1) Sales to related party in the amount of $95.2 million. 2) AR from related party of $10 million. 3) Payments by related party of $8.4 million. 4) AP to related party of $1.5 million.	1) 38.84% of net sales 2) 23.03% of AR 3) 4.55% of cost of goods sold 4) 9.68% of AP	Partially, A.S.V. posted the revenue and asset portions of the transactions with the related party but did not show the expense and liability portions.
6	Gehl Co. 000-18110	Manufacturing and distribution of equipment and machinery for the construction market.	A Director of Gehl is the President and CEO of the related party.	• Sales to related party in the amount of $4.0 million. • Purchases from related party in the amount of $7.6 million.	• Sales were 0.84% of net sales • Purchases were 1.98% of cost of goods sold	No
7	Rock-Tenn Company 001-12613	Manufacturer of packaging, merchandising displays, and paperboard.	A Director of Rock-Tenn Company is the CEO of the related party.	Related party purchased $394,000 worth of product from Rock-Tenn Company.	0.02% of net sales.	No

Related Party Transaction Analysis
Ex. No.	Name of Company and SEC File No.	Product	Nature of Relationship	Amount of Related Party Transaction	% of Total Net Sales	On face of financials?
8	Peak International LTD 000-29332	Manufacturing and sale of precision engineering packaging products and the transportation of semiconductor devices.	The former Chairman of the Board for Peak International currently controls the related party and has a minority ownership stake in Peak International.	Sales to related party amounted to $66,746.	0.10% of net sales.	No
9	Caraustar Industries, Inc. 000-20646	Manufacturing, converting, and marketing paperboard and related products.	A Director of Caraustar is the President and CEO of the related party.	Sales to related party amounted to $5 million.	0.57% of net sales.	No
10	Millipore Corporation 001-09781	Provider of products and services that improve productivity in biopharmaceutical manufacturing and in clinical, analytical and research laboratories.	A Director of Millipore was President and COO of related party.	Related party purchased $1.7 million of product from Millipore.	0.17% of net sales.	No
11	Insteel Industries, Inc. 001-09929	Manufactures of steel wire reinforcing products.	A Director of Insteel Industries is the President and owner of the related party. Another Director of Insteel Industries is the Executive Vice President and General Manager of related party.	Related party purchased materials from Insteel Industries in the amount of $701,000.	0.20% of net sales.	No
12	North American Galvanizing & Coatings Inc. 001-03920	Hot dip galvanizing and coatings for corrosion protection of fabricated steel products.	A Director of North American Galvanizing & Coatings is the Chairman of the Board and a shareholder of the related party.	Sales to the related party of approximately $1,486,000.	3.10% of net sales.	No
13	CommScope, Inc. 001-12929	Manufacture of cable and connectivity solutions for communications networks.	Chairman and CEO of CommScope is a Director of the related party.	Amount of the sales to related party is not given. However, CommScope states that this amount is less than 1% of net sales, which were $1,337,165.	Less than 1% of net sales.	No

Related Party Transaction Analysis
Ex. No.	Name of Company and SEC File No.	Product	Nature of Relationship	Amount of Related Party Transaction	% of Total Net Sales	On face of financials?
14	Cox Communications, Inc. 001-06590	Multi-service broadband communications company.	Cox Communications is a wholly-owned subsidiary of the related party, Cox Enterprises, Inc. (CEI).
1)  Amounts due from CEI approximately $4.0 million.
2)  Management service fees owed to CEI approximately $6.0 million.
3)  Reimbursement of insurance costs to CEI amounted to $33.0 million.
4)  Cox Communication’s employees participate in certain CEI employee benefit plans, related costs were approximately $86.7 million.
5)  Executive pension plan payments of approximately $6.4 million.
6)  Expenses paid to CEI for the use of aircrafts were $1.2 million.
7)  Rent costs paid to CEI of approximately $1.2 million.

1)  Amounts due from CEI - 0.07% of total assets and 0.59% of current assets.
2)  Management service fees - 0.41% of SG &A.
3)  Insurance reimbursement expense - 2.25% of SG&A.
4)  Employee benefit plan expense - 3.24% of cost of services.
5)  Executive pension plan payments - 0.24% of cost of services.
6)  Air craft expense - 0.04% of cost of services.
7)  Rent Expense - 0.04% of cost of service.

Partially, Cox Communication breaks out receivables from CEI on its balance sheet. In 2004, Cox separately presented amounts due to CEI on its balance sheet. None of these related party transactions are separately presented on the income statement.

Appendix B

Accounting Trends & Practices - AICPA

Issuers Disclosing Related Party Transactions

Company Name	Related Party Transaction	Financial Statement Presentation
AGCO Corp	Sale of Receivables to Subsidiary	None
Hurco Company	Between Reporting Entity and Investee	Yes - related party payable
Universal Health Services, Inc.	Between Reporting Entity and Investee	None
COX Communications, Inc.	Between Reporting Entity and Major Stockholder	Yes, only the payable and receivable from related party
Hughes Supply, Inc.	Between Reporting Entity and Officer/Director	None
Phillips-Van Heusen Corp	Between Reporting Entity and Officer/Director	None
ConocoPhillips	Between Reporting Entity and Variable Interest Entity	Yes - Receivable and Payable related party
La Z Boy, Inc.	Between Reporting Entity and Variable Interest Entity	None
Polyone Corporation	Sale of Receivables to Subsidiary	Reference footnote on balance sheet
The Coca Cola Company	Transactions with equity investments	None
Knight-Ridder, Inc.	Transactions with equity investments	None
The Pepsi Bottling Group, Inc.	Transactions with major shareholder	None
Equifax, Inc.	Transactions with company with common director	None
Merrimac Industries, Inc.	Transactions with directors and companies with common directors	None